

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2014

Via E-mail
Phil Rehkemper
Chief Financial Officer
API Technologies Corp.
4705 S. Apopka Vineland Rd.
Suite 210
Orlando, FL 32819

      Re: **API Technologies Corp.**
            Form 10-K for the fiscal year ended November 30, 2013
            Filed February 12, 2014
            File No. 001-35214

Dear Mr. Rehkemper:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/Brian Cascio

                         Brian Cascio
                         Accounting Branch Chief